UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K/A

(Amendment No. 1)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 1-14787

Delphi Mechatronic Systems Savings—Stock Purchase Program

(Full title of the plan)

DELPHI CORPORATION

5725 Delphi Drive, Troy, Michigan 48098

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers)

Explanatory Note

This Form 11-K/A amends the Annual Report on Form 11-K filed June 22, 2004, to revise the report of the independent registered public accounting firm to only make reference to their audit having been conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). There were no other changes to the Form 11-K for the period ended December 31, 2003.

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Delphi Mechatronic Systems Savings–Stock Purchase Program

We have audited the accompanying statements of assets available for benefits of Delphi Mechatronic Systems Savings–Stock Purchase Program (the “Program”) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Program as of December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, “Form 5500, Part IV, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)”, as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Program’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 21, 2004

DELPHI MECHATRONIC SYSTEMS
SAVINGS-STOCK PURCHASE PROGRAM

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
(Dollars in Thousands)

	2003	2002
ASSETS
Investment in Master Trust (Note 3):
Investments	$12,562	$11,875
Participant Loans	294	316

ASSETS AVAILABLE FOR BENEFITS	$12,856	$12,191

See notes to financial statements.

DELPHI MECHATRONIC SYSTEMS
SAVINGS-STOCK PURCHASE PROGRAM

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(Dollars in Thousands)

	2003	2002
ADDITIONS:
Contributions:
Participant	$902	$894
Rollover	27	13
Employer	174	140

Total contributions	1,103	1,047

Net investment income from the Master Trust and interest on participant loans (Note 3)	882	—

Total additions	1,985	1,047

DEDUCTIONS:
Benefits paid to participants or beneficiaries	1,320	281
Net investment loss from the Master Trust and interest on participant loans (Note 3)	—	48

Total deductions	1,320	329

NET INCREASE	665	718
ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	12,191	11,473

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$12,856	$12,191

See notes to financial statements.

DELPHI MECHATRONIC SYSTEMS
SAVINGS-STOCK PURCHASE PROGRAM

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General—Delphi Mechatronic Systems, Inc. (the “Company”) established the Delphi Mechatronic Systems Savings-Stock Purchase Program (the “Program”) on June 1, 2001, a defined contribution plan, in connection with the formation of the Company and the acquisition of the Vehicle Switch/Electronics Division of Eaton Corporation by Delphi Corporation (“Delphi”) on March 30, 2001 (the “Acquisition”).

The Company’s Board of Directors acts as a Program fiduciary and, along with various officers, employees and committees, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company’s Board of Directors designated General Motors Investment Management Corporation (“GMIMCo”) as a named fiduciary and investment advisor to the Program. State Street Bank and Trust Company (“State Street” or the “Trustee”) acts as the trustee of the Program and Fidelity Investment Institutional Operations Company, Inc. (“Fidelity”) acts as the record keeper of the Program. Certain costs of program administration are paid by the Company and Delphi.

The following description of the Program provides only general information. Participants should refer to the Program document for a more complete description of the Program’s provisions.

Eligibility—An employee compensated by salary or commission shall become eligible to participate and accumulate savings on the first day of the month following the completion of six months of service with the Company. Employees who transitioned from Eaton Corporation in connection with the Acquisition and were already eligible to participate in the Eaton Corporation Share Purchase and Investment Plan on March 30, 2001 were eligible to participate in the Program on June 1, 2001.

Participant Contributions—As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, effective April 1, 2002, participants may now defer up to 40% of an Employee’s eligible salary (including after-tax contributions and elective deferrals), as defined in the Program, up to current Internal Revenue Service (“IRS”) contribution limits. The Program was amended to adopt this change on April 15, 2002. Prior to this amendment, participants could contribute up to 20% of base pay through payroll deductions, as defined in the Program.

Effective April 1, 2003, one half of the first 7% of base compensation contributions by the participant are automatically invested in the Delphi Common Stock Fund (previously 6%). Such contributions along with net earnings on those amounts must remain invested in this fund through the last day of the Program year in which the contributions were made, at which time they may be transferred by the participant to other available investment options. Participants may also contribute amounts representing rollover distributions from other qualified plans and catch-up contributions up to IRS limits.

Employer Contributions—Effective April 1, 2003, the Company contributes an amount equal to 30% of the first 7% of base compensation contribution by the participant (previously, 25% of the first 6%). The Company’s matching contribution is invested entirely in the Delphi Common Stock Fund. Such contributions along with net earnings on those amounts must remain invested in this fund through the last day of the Program year in which the contributions were made, at which time employer contributions may be transferred by the participant to other available investment options.

Participant Accounts—Each participant’s account is credited with the participant’s contributions and withdrawals, as applicable, and allocations of (a) the Company’s contributions and (b) Program earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution plus actual earnings / (losses) thereon is based on years of credited service. A participant is 100% vested in the Company’s contributions after three years of credited service if last hour of service is after December 31, 2001 or five years of credited service if before December 31, 2001. Also, if a participant is actively employed on the last day of the Program year, the participant’s employer matching contributions made during that Program year and net earnings on them shall become fully vested.

Investment Options—A participant may direct employee contributions in whole percentage increments to any of the following options as described by the funds’ prospectus:

•	Delphi Common Stock Fund—Under this investment option, contributions are invested by the Trustee in Delphi common stock. Each unit represents a proportionate interest in all of the assets of the respective Delphi Common Stock Fund. The number of units credited to each participant’s account within an applicable plan will be determined by the amount of the participant’s contributions and the purchase price of a unit in the Delphi Common Stock Fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on a participant’s investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock and the amount of any dividends paid thereon.

•	Promark Funds—This investment option is comprised of many investment funds managed by General Motors Trust Company (“GMTC”), a New Hampshire State Charter Trust Company. Each of the funds has a different objective and investment strategy. To pursue their objectives, GMTC fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objective and investments is contained in that fund’s prospectus.

•	Fidelity Mutual Funds—This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

Other Investments—Certain assets of former investment options discontinued as of April 1, 2003 are treated as follows:

•	Axcelis Technologies, Inc. Common Stock Fund—No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	Eaton Corporation Common Stock Fund—No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

Other Investment Information—Dividends and other earnings attributable to the Delphi Common Stock Fund, the Promark Funds, and Fidelity Mutual Funds are invested in the respective funds. Dividends attributable to the Axcelis Technologies, Inc. Common Stock Fund and the Eaton Corporation Common Stock Fund during 2003 and 2002 were invested in the Promark Income Fund. Participants may transfer their balances or change their investment options daily.

Participant Loans—Participants may borrow an amount within a range of $1,000 to the lesser of $50,000 or 50% of their vested account balance. Loan maturities generally range from six months to five years but can be extended to 10 years for the purchase or construction of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate. Principal and interest is paid ratably through payroll deductions.

Participant Withdrawals—A participant may withdraw funds from their account at any time after attaining age 59½ subject to the Required Retention Period, as defined by the Program document. Prior to age 59½, employee after-tax savings may be withdrawn at any time; however, pre-tax savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals and loans under all applicable plans maintained by the Company and its affiliates. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The funds that represent a financial hardship withdrawal must conform to conditions required by the IRS. A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for 12 months.

Forfeitures—Participants terminating employment prior to full vesting forfeit the nonvested portion of the Company’s contributions as of the effective date of the participant’s termination of employment. Such forfeitures are applied to reduce subsequent contributions from the Company.

Redemption Fees and Administrative Expenses —A 1% redemption fee is charged on Delphi Common Stock Assets held for less than 30 days. Effective June 1, 2003, a 1% redemption fee on the Promark International Equity Fund and the Promark Emerging Markets Equity Fund was instituted. The redemption fees are paid to the respective funds and help protect the funds’ performance and shareholders by discouraging frequent trading in response to short-term market fluctuations. Certain costs of plan administration are paid by Delphi.

Reclassifications —Certain prior year amounts have been reclassified to conform to the 2003 presentation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

•	The financial statements of the Program are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

•	Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

Investments of the Promark Income Fund included in the Program and Delphi Savings Trust consist of synthetic investment contracts. Synthetic investment contracts operate similarly to a separate account investment contract, except that the assets are placed in a trust (with ownership by the Delphi Savings Trust) rather than a separate account of the contract issuer. These contracts provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset quarterly and the contracts include wrappers that provide that the crediting interest rates cannot be less than zero. The average crediting interest rate of the synthetic investment contracts as of December 31, 2003 and 2002 was approximately 5.12% and 5.22%, respectively. The wrappers are entered into by the Delphi Savings Trust to stabilize the income generation of the Promark Income Fund.

All investment contracts are considered benefit responsive and are therefore recorded at contract value in accordance with the American Institute of Certified Public Accountants’ Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. The average yield for the synthetic investment contracts within the Promark Income Fund was approximately 4.9% and 6.1% for the years ended December 31, 2003 and 2002, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

•	Security transactions are recorded on the trade date.

•	Investment income is recognized as earned based on the terms of the investments and the periods during which the Program holds the investments. Dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Program management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates. The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	THE MASTER TRUST

The Program’s investment advisor and named fiduciary, GMIMCo, established the Delphi Savings Trust (the “Master Trust”), pursuant to a trust agreement between GMIMCo and State Street Bank and Trust Company, as trustee of the funds, to permit the commingling of assets of several employee benefit plans for investment and administrative purposes. Certain Program investments are managed by Fidelity. Fidelity is the record keeper as defined by the Program and, therefore, these transactions qualify as party-in-interest transactions.

Employee benefit plans participating in the Master Trust as of December 31, 2003 include the following:

•	Delphi Savings-Stock Purchase Program for Salaried Employees in the United States

•	Delphi Personal Savings Plan for Hourly-Rate Employees in the United States

•	ASEC Manufacturing Savings Plan

•	Delphi Mechatronic Systems Savings–Stock Purchase Program

•	Income Security Plan for Hourly-Rate Employees

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment funds in which the Program’s participants invest. The net investment income or loss of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on the plan’s interest in each Master Trust investment fund, as compared with the total interest of all the participating plans in each Master Trust investment fund at the beginning of the month.

As of December 31, 2003 and 2002, the Program has approximately a 0.3% and a 0.4% interest in the Master Trust, respectively.

The net assets available for benefits of all participating plans in the Master Trust as of December 31 is summarized as follows (dollars in thousands):

	2003	2002
Assets
Investments:
Common and collective trusts	$1,652,948	$1,396,408
Mutual funds	1,384,038	994,999
Commingled common stock funds*	730,533	566,783
Loans	144,175	143,021

Net assets available for benefits	$3,911,694	$3,101,211

*   Both participant and nonparticipant-directed

Participant directed investments in the Promark Funds are included above in the common and collective trusts line. Such investments are commingled with General Motors Corporation investments in funds administered by GMTC.

Investments of the Promark Income Fund included above in the common and collective trusts consist of synthetic investment contracts which were valued at contract value of $1,151,015 and $996,293 (dollars in thousands) as of December 31, 2003 and 2002, respectively. Fair value of these investment contracts was $1,183,132 and $1,000,095 (dollars in thousands) as of December 31, 2003 and 2002, respectively.

The net investment gain / (loss) of all participating plans in the Master Trust for the years ended December 31 is summarized as follows (dollars in thousands):

	2003	2002
Interest and dividends	$45,321	$41,329

Net appreciation / (depreciation) in fair value of investments:
Common and collective trusts	158,903	(11,216)
Mutual funds	282,457	(252,675)
Commingled common stock funds	184,948	(248,394)

Total net appreciation / (depreciation) in fair value of investments	626,308	(512,285)

Total investment income / (loss)	$671,629	$(470,956)

Net appreciation / (depreciation) in fair value of investments does not include redemption fees of $1,100 and $1,366 (dollars in thousands) as of December 31, 2003 and 2002, respectively.

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant’s interest in assets already in the Program, as participants would become 100% vested in their account.

5.	TAX STATUS

The IRS has determined and informed the Company by a letter dated June 26, 2003, that the Program and related Trust are designed in accordance with the applicable sections of the Internal Revenue Code of 1986 (the “Code”), as amended. Although the Program has been amended since receiving the determination letter, the Program’s fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and, therefore no provision for income taxes has been included in the Program’s financial statements.

* * * * * *

DELPHI MECHATRONIC SYSTEMS
SAVINGS-STOCK PURCHASE PROGRAM

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2003
(Dollars in Thousands)

Identity of Issue,	Description of Investment Including
Borrower, Lessor or	Maturity Date, Rate of Interest,	Current
Similar Party	Collateral, Par or Maturity Value	Value

* Loans to participants	Loans to participants, interest rates
ranging from 4.0% to 10.5%;
	maturities ranging from 1 to 5 years	$294

*Party-in-interest.

SIGNATURE.

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Delphi Mechatronic Systems Savings—Stock Purchase Program

(Name of Plan)

Date:	June 28, 2004	By:	/s/ Terry D. Boudreau

Terry D. Boudreau
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm